Vibe Ventures Inc.

Room 1707

219 Zhong Shan Wu Road

510030 Guangzhou, China

Email: vibeventuresinc@gmail.com

United States Securities and Exchange Commission

Washington, D.C. 20549

Division of Corporate Finance

Attention: Mr. Mark P. Shuman, Branch Chief – Legal

September 24, 2014

Dear Mr. Shuman:

We are replying to your letter dated September 19, 2014 and have the following comments.

EXPERTS, page 36

1.	We have removed any and all disclosures stating that financial statements for the year ended October 31, 2010 and 2011 are included in the registration statement.

2.	The mechanics of having the payment made to third parties on behalf of the Company were done mainly to arrange direct payments to third parties rather than having funds go to the Company which in turn are then paid to third parties. The Company will adopt your comment and have the funds go to the Company first and then will directly take care of its payables.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, page 77

3.	The dates of the auditor reports for the review of the financial statements for the eight month period ended June 30, 2014 and for the audit report for the years ended October 31, 2013 and 2012 have all be re-dated as the auditor had to re-perform his duties in light of the addition of a footnote disclosure of Note 10 : Line of Credit.

NOTES TO THE FINANCIAL STATEMENTS, page 81

4.	We have inserted a footnote disclosure (Note 10; Line of Credit) related to the equity line of credit in the financial statements as suggested.

The Company hereby acknowledges:

·         should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·         the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find our revisions satisfactory. If you should have any questions, please do not hesitate to contact our office by email (vibeventuresinc@gmail.com) or contact our lawyer, Ms. Jill Arlene Robinson at jillarlene@jarepa.com, telephone 305-531-1174.

Yours truly,

Hong Mei Ma

President